SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

LEADING BRANDS, INC.
(Registrant)

Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia V6G 2Z6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ X ]             Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]               No [ X ]

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 6, 2003	LEADING BRANDS, INC. (Registrant) By MarilynKerzner__________ (Signature) Marilyn Kerzner___________ Director of Corporate Affairs_

MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer: Leading Brands, Inc. (the “Company”) Suite 1800 – 1500 West Georgia Street Vancouver BC V6G 2Z6

Item 2.	Date of Material Change: April 8, 2003 .
Item 3	Press Release: A press release announcing the material change was issued on April 7, 2003 for Canadian and U.S. distribution through Canadian Corporate News.

Item 4.	Summary of Material Change:

Effective Tuesday April 8th at the close of trading, the Company’s shares will be voluntarily delisted from the Toronto Stock Exchange. The Company will maintain its listing on Nasdaq under the symbol LBIX.

Item 5.	Full Description of Material Change:

It was determined that the benefits that had been hoped for from the joint listing had not been realized. The cost of maintaining two listings and multi-jurisdictional filings far outweighed any perceived benefits. More than 98% of the Company’s shares trade on Nasdaq, and that listing will be maintained.

Item 6.	Reliance on Section 85(2) of the Act: Not applicable

Item 7.	Omitted Information: Not applicable Item

Item 8.	Senior Officer: Ralph D. McRae, Chief Executive Officer (604) 685-5200 (Ext. 238)

Item 9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to herein.

Dated at Richmond, British Columbia, this 8th day of April, 2003

Per:	(signed) ‘Ralph McRae’ Ralph D. McRae Chief Executive Officer

FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
THE VOLUNTARY DELISTING OF ITS SHARES FROM
THE TORONTO STOCK EXCHANGE

VANCOUVER, CANADA, April 7, 2003, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI),
North America’s only independent, fully integrated, premium beverage company, announces that effective Tuesday April 8th at the close of trading, its shares will be voluntarily delisted from the Toronto Stock Exchange. Leading Brands, Inc. will maintain its listing on Nasdaq under the symbol LBIX.

Leading Brands Chairman & CEO, Ralph McRae said: “We did not see the benefits from the joint listing that we had hoped since our shares started trading on the TSX last May. The cost of maintaining two listings and multi-jurisdictional filings far outweighed any perceived benefits. We will continue our Nasdaq Stock Market listing where more than 98% of our shares trade in any event.”

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System™ (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including product development, manufacturing, distribution, sales, marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREKTM, Pez 100% JuicesTM, Country Harvest Juices, Caesar’s Bloody Caesar Cocktail, and Cool Canadian Water.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2003 Leading Brands, Inc.

This news release is available at www.LBIX.com